ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2008

Background

This management’s discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at April 17, 2009 and should be read in conjunction with the audited consolidated financial statements and the related notes for the years ended December 31, 2008 and 2007, where necessary. Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following MD&A are quoted in Canadian dollars unless stated otherwise. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Company Overview

Animas Resources Ltd. (the “Company”) was a capital pool company (“CPC”) under the rules of TSX Venture Exchange (the “Exchange”) and its stock was listed and began trading on the Exchange on December 14, 2006 under the symbol “DCP.P”.

On July 13, 2007, the Company received the final approval from the Exchange for its Qualifying Transaction (“QT”) to acquire 100% interest of First Silver Reserve, S.A. de C.V. (“First Silver”) and Recursos Escondidos, S.A. de C.V. (“Recursos”) from MetalQuest Minerals Inc. (“MQ”) and 100% interest of Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) from Sonora Copper LLC (“SCLLC”), private placements of $6.2 million and the name change. The Company began trading under its current name and trading symbol “ANI” as of July 16, 2007.

The Company is primarily engaged in the acquisition and exploration of mineral properties. The Company’s wholly-owned subsidiaries’ First Silver, Recursos and Chuqui collectively own a significant portion of SG gold deposit in Mexico.

In 2007, the Company changed its year end from July 31 to December 31.

On June 5, 2008, the Board of Directors adopted a shareholder rights plan (the “Rights Plan”), that was confirmed by the Company’s shareholders at its annual and special meeting held on June 17, 2008. It has been adopted to ensure the fair treatment of shareholders in the event of an unsolicited take-over offer for the Company’s common shares. The Rights Plan will expire on June 5, 2011, unless extended upon reconfirmation by shareholders at its annual general meeting at that time. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

The Santa Gertrudis Property (“SG Property”)

History

The SG Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986. Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million. Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon. From May 1991 to October 2000, the SG Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne [References: NI43-101 report by R.R. Kern and R.A. Sibthorpe dated June 5, 2007 and NI43-101 report by C. Stewart Wallis dated May 15, 2007]. The Company has re-consolidated these concessions, which allows for a district-wide exploration program. Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and recently staked ground to the west, northwest and southeast of the SG Property’s historic workings. The Amelia Mine had historically produced over 1 million tonnes at 2.88g Au/tonne [Reference: NI43-101 report by C. Stewart Wallis dated May 15, 2007].

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant and include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions. These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards but are reported here for historical purposes only.

Summary of recent activities

Since the Company acquired and re-consolidated the Santa Teresa District’s SG Property and prospects within a 624 square kilometer land holding by owning the concessions directly or earn-in options, the Company implemented an exploration and drilling program that identified several substantial targets which may lead to discovery of previously unknown larger gold deposits. Through its Mexican company Chuqui, the Company has secured all the necessary surface access agreements from the local community and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district.

Beginning with the initiation of land acquisition during the summer 2007, the Company created a digital database of the available data. This ongoing endeavor includes extensive geological mapping, geochemical sampling, and geophysical surveys designed to identify new targets and defined possible feeder zones for the known gold deposits. The Company completed approximately 128 line miles of 100 meter pole-dipole Induced Polarization/Resistivity (IP/R) survey in the northern part of the district, with some detailed surveys in specific areas of interest, and covered about 30 km2 of reconnaissance Induced Polarization/Resistivity (RIP) in gravel covered areas in the western part of the district. Extensive historic geophysical data (ground & airborne) was available, which is being reprocessed and integrated with the newly acquired geophysical database.

The Company also collected about 2,000 rock chip geochemical samples to augment the approximately 20,000 soil and 29,000 rock chips samples in the historic database. All samples were analyzed for gold, and all of the Company’s samples and many of the historic samples have been analyzed for multi-element geochemistry. The culmination of this initial program was the drilling of 25 holes (23 core and 2 reverse circulation) totaling 5,717.20 meters which were reported on in press releases issued on March 18, 2009, March 2, 2009, February 23, 2009, January 23, 2009, and December 1, 2008.

All of this data is being incorporated into a district-wide interpretation that is being used to identify additional drill targets focused on larger gold deposits. Presented here is the Company’s progress report and outline of important interpretations.

Geological mapping concentrated on evaluating previous surface work and filling in gaps in the database. Mapping, with supporting geochemical sampling, defined several structural zones within previously defined gold deposits. These zones are identified by strongly elevated gold values and probably represent the gold-bearing channel-ways (“feeder zones”) where hydrothermal solutions brought gold into favorably prepared ground, depositing the metal in economically attractive concentrations. These “feeder zones” may be traced down-dip and along strike to identify additional exploration targets. Mapping also identified four large zones of hornfels (Amelia, Mirador, Enedina, and San Enrique) that contain gold mineralization. These areas of hornfels (Thermal Centers) probably represent intrusive centers at depth that are attractive targets for large areas of gold mineralization that may be associated with porphyry intrusives, either with, or without, copper-molybdenum mineralization.

The extensive geochemistry from the property outlines an area of anomalous gold that is at least 18 km long in a northwest-southeast direction and about 6km wide. The width of the geochemical anomalies may be wider since there is post-mineralization gravel cover (alluvium) to the southwest and northeast. Arsenic concentrations (>100ppm) are commonly associated with the gold anomalies, but with wider distribution. There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc. This is a geochemical distribution pattern that is also evident in drill holes. The wider distribution of pathfinder trace elements enhances the targeting. A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near. Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

IP/R surveys identify subsurface anomalies that represent sulfide concentrations that may contain gold. The four hornfels areas also contain IP/R anomalies. There is also a substantial RIP anomaly below gravel cover in the western part of the district. Three dimensional interpretations of the geophysics are in progress to better define these anomalies, all of which represent interesting targets.

The 2008 drilling program was designed primarily to test: 1) off-sets of mineralized areas within the known gold deposits, 2) one deep test of the Mirador hornfels-IP/R anomaly, and 3) two holes in gravel covered areas in the western part of the district at the Gravas target. While all of the holes added substantially to the understanding of the geology and mineralization controls in the district several of the holes, as outlined below, encountered encouraging gold anomalies. All of these data are being incorporated into the database and interpretations are in progress to identify additional targets.

The hole at Camello (ARCM-001) is an example of how a seemingly insignificant interval of gold can identify an important target (12/1/08 PR). ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 m). Mineralization is contained with carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly. The hole is also at the margin of a large IP/R anomaly. The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate. One historic hole drilled deep enough in the southwest area on the margin of this anomaly also encountered 19.5 meters of 1.45 gpt Au and ended in mineralization. There are three smaller past producing pits on the margins of the anomaly and the Ruben pit that produced 6,418 ounces from rock that had an average grade of 3.85 gpt Au with an in ground 13,497 historic gold resources grading 2.06 gpt Au (This historical estimate is not compliant with NI 43-101).

One Sta. Teresa hole (ARST-002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15 meter interval of 3.88 gpt Au (2/23/09 PR). Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au (3/1/09 PR). These three holes are sufficiently mineralized to require follow-up drilling.

One of the Gravas holes (ARGA-001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover (2/23/09 PR). This clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

While the 2008 drilling program did not produce what can be considered at this time a “discovery hole” for a new gold deposit, it did accomplish several important benchmarks. Drilling around several gold deposits will assist in further defining the resources in the district. Drilling identified several new targets and significantly expanded the exploration potential of the gravel covered lands to the west. The combination of mapping, geochemical re-interpretation, new geophysical surveys, incorporated with historic data, and the new drilling has defined targets that may lead to the discovery of large gold systems in the district. These include the four thermal anomalous outlined above and the Camello, Sta. Teresa, and Berta targets. Drilling under gravel cover at Gravas produced a strong indication that additional areas of gold mineralization may be buried in the alluvial covered areas of the district to the southwest and northeast.

Finally, the developing geological model is being verified by drilling, and will be used and improved during future exploration programs. While much of the known gold mineralization is hosted in sedimentary rocks and have many features consistent with Carlin-like gold deposits, the weight of evidence indicates that they are in the distal part of a much larger system, or systems.

At this point there are several significant known geological features about the Santa Teresa District, including:

•

Gold is hosted in most sedimentary rock types and persists over a large area not easily explained by one source or event.

•

The known gold deposits and targets are geochemically zoned and help in identification of larger targets.

•

Mapping complemented by geophysics identifies several large potentially mineralized centers.

•

The bulk of major structure is pre-mineral, yet some post-mineral structure complicates the local details.

•

Drilling provides direct evidence for major thermal centers as well as valuable details on the nature and controls of gold mineralization.

•

Gold mineralization potential does extend under post-mineral alluvial cover.

•

Mineral zoning from drilling and surface rock geochemistry provides evidence for larger systems and is complementary to the surface alteration, which has been shown to be directly associated with gold mineralization.

•

At least four large (3+ km²), identified zones of hydrothermal alteration represent potential centers of deeper, high-grade gold mineralization.

•

Numerous untested gold (>0.1 ppm in soil and >1.0 ppm in rock) and trace element anomalies occur within an area of approximately 160 km² (20 km. by 8 km.).

There are several unknowns that will be need to be studied during future work in the Santa Teresa District, including:

•

The age of major alteration events relative to the main stage of gold mineralization;

•

Age of mineralization with respect to the several igneous intrusive events in the district;

•

And most importantly, the location of the major gold bearing systems.

Going forward, the exploration program will include:

•

Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas;

•

Completing the re-interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection;

•

Completing the initial NI43-101 report that will contain new or updated resource estimates for several of the gold deposits;

•

Implement cost saving measures that do not jeopardize advancing the program given the recent financial crisis around the globe and the Company’s primary goal of conserving cash;

•

Developing and implementing a new drill program to test the several large targets identified during the first phase of the Company’s exploration program.

For detailed information on the results of the exploration program to date, see the various news releases on the Company’s website or on www.sedar.com.

Dr. Roger C. Steininger is the Company’s qualified person and all technical information in this MD&A has been reviewed by Dr. Steininger.

SG Property payments

As part of the acquisition of Chuqui, the Company has an option agreement with Lopez-Limon to purchase 10 mineral claims in the SG Property for a total of US$2,000,000 over the next four years. US$350,000 has been paid as at December 31, 2008.

On July 24, 2007, the Company signed an option agreement with Victor Manuel Juvera Gaxiola to purchase three additional mineral claims in the SG Property. On December 26, 2008, the Company and Victor Manuel Juvera Gaxiola amended its original agreement and the amendment agreement allows the Company to make the option payments either in cash, or in the Company’s common shares, or a combination of both. Since the signing of the original agreement and as at December 31, 2008, US$50,000 was paid in cash and US$45,000 was issued in common shares. The remaining payments to be made over the next four years totaling US$855,000 have not been changed other than the Company has the option to pay the amounts in common shares. Subsequent to the year end, another US$65,000 was issued in common shares (182,065 shares at $0.448 per share).

On August 13, 2007, the Company signed an option agreement with Albelais Varela to purchase two additional mineral claims in the SG Property by paying US$220,000 over the next 5 years. US$40,000 had been paid in cash as at December 31, 2008. Subsequent to the period end, another US$20,000 was paid in cash.

MQ, the vendor of First Silver and Recursos, had granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC could earn up to a 70% interest in certain mineral claims contiguous to the SG Property known as the San Enrique and Greta properties. Under the terms of the QT, the Company has a right of first refusal option to purchase San Enrique and Greta properties from MQ. On November 27, 2007, the Company signed a letter of intent to acquire the San Enrique and Greta properties, subject to applicable due diligence. On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties for US$450,000 by issuing 307,429 common shares at a value of $1.44 per share.

As a covenant with and lien on the SG Property, when the SG Property goes into production, the Company was subject to certain Net Smelter Royalty arrangements ranging from 1% to 2% and royalties of US$0.10 per ton until a maximum of US$2,000,000 is reached. The Company purchased all of these Net Smelter Royalty arrangements by paying $87,500 cash in 2007 and issuing 50,000 common shares at value of$1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the SG Property.

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two internal concessions in the Santa Teresa district. These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the Amelia historic operations. The total option payments include US$422,000 in cash and US$228,000 in common shares of the Company. US$165,000 was paid in cash and US$228,000 was issued in common shares as at December 31, 2008. Subsequent to the year end, another US$165,000 was paid in cash.

As of December 31, 2008 the Company had incurred total cumulative expenditures of $11,548,482 for acquisition and exploration of the SG Property.

	December 31 2008	December 31 2007

Acquisition costs	$ 5,407,041	$ 5,407,041	(1)
Annual mining taxes	293,497	63,740
Assaying	52,738	-
Camp and general	291,332	72,236
Drilling	908,876	-
Environmental costs	12,429	2,409
Field costs	15,406	806
Foreign value added tax credit	434,758	147,848
Geology	604,040	52,874
Geophysical	533,833	95,058
Metallurgical consulting	5,646	-
Net Smelter Royalty payment	150,000	87,500
Office and administrative	129,982	117,538
Option payments	1,445,843	208,501
Resources calculation	111,925	8,223
Surface access fees	84,934	-
Travel	290,385	33,738
Wages	775,817	110,954
	$ 11,548,482	$ 6,408,466

(1) This includes costs allocated on completion of the QT of $5,159,649 and expenses directly related to the transaction of $247,392.

The Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share. $10,000 was advanced to the property owner for mining taxes. The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico. The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

The Bacanuchi covered porphyry copper targets (295 sq kilometers) are located in northern Sonora, Mexico roughly in the middle of the Cananea-Nacazari copper trend. Defined by geophysics, these covered areas are adjacent to impressive color anomalies caused by hydrothermal alteration and oxidation of sulfide minerals exposed to surface weathering.

A comprehensive review of the geophysical data set by Chris S. Ludwig, geophysical consultant of Denver, Colorado, and in-field geological mapping by Dr. Dennis Cox and his team revealed five specific areas of potential geophysical anomalous responses. While largely covered by post mineral gravel and volcanic cover, two areas have mineralization and alteration indicative of porphyry copper mineralization. These targets lie within the same productive batholithic rocks that host the Cananea and the Maria producing copper mines. The principal targets are well-defined magnetic “low” features which could well represent the hydrothermal destruction of magnetic minerals. The property is located 25 km northeast from the Company’s Santa Teresa District and 35 km south of Cananea, a world-class porphyry copper deposit located 40 km south of the US/Mexico border.

While it should be an inexpensive program to test for direct porphyry copper mineralization within the areas outlined, the Company intends to look for a partner to explore the Bacanuchi targets and earn-in on the project.

As of December 31, 2008, the Company had incurred a total of $279,052 for acquisition and exploration of the Bacanuchi property.

	December 31 2008	December 31 2007
Assaying	$ 2,425	$ -
Geology	21,008	-
Geophysical	997	-
Mining property payments	13,387	13,387
Office and administrative	387	-
Option payments	210,673	10,673
Staking	26,351	-
Travel	3,824	-
	$ 279,052	$ 24,060

Selected Financial Information

	Year ended December 31 2008	Five months ended December 31 2007	Year ended July 31 2007
	$	$	$
Total revenues	-	-	-
General and administrative expenses	1,512,812	278,438	204,591
Loss for the period	1,662,520	109,613	182,488
Loss per share	0.06	0.01	0.06
Total assets	15,416,952	13,578,626	10,899,729
Total long-term financial liabilities	611,400	982,000	1,059,100
Cash dividends declared – per share	N/A	N/A	N/A

Summary of Quarterly Results

	Dec 31, 2008 Quarter	Sep 30, 2008 Quarter	Jun 30, 2008 Quarter	Mar 31, 2008 Quarter	Two months ended Dec 31, 2007	Oct 31, 2007 Quarter	Jul 31, 2007 Quarter	Apr 30, 2007 Quarter
Revenue	-	-	-	-	-	-	-	-
Net loss	656,993	274,693	290,457	440,377	35,774	73,839	104,992	19,062
Loss per Share	0.02	0.01	0.01	0.02	0.00	0.00	0.01	0.01

Results of Operations

For the year ended December 31, 2008 compared to the five months ended December 31, 2007 and year ended July 31, 2007

During the year ended December 31, 2008, the Company incurred losses of $1,662,520 ($0.06 loss per share) compared to a net loss of $109,613 ($0.01 loss per share) for the five months ended December 31, 2007 and a net loss of $182,488 ($0.06 loss per share) for the year ended July 31, 2007.

During the year ended December 31, 2008, the Company incurred $1,512,812 in general and administrative expenses (five months ended December 31, 2007 - $278,438; year ended July 31, 2007 - $204,591), of which $719,921 relates to non-cash stock-based compensation for options vested during the period (five months ended December 31, 2007 - $Nil; year ended July 31, 2007 - $37,608).

During the year ended December 31, 2008, the cash portion of the general and administrative expenses ($786,051) was for the operation of a public company with three Mexican subsidiaries. The Company has been very active in its operations, including having offices in Vancouver and Hermosillo, Mexico. In addition, the Company spent a total of $74,087 in corporate development and $154,706 in shareholders communication, updating the shareholders and potential investors on the activities of the Company. The Company is committed to pay certain amounts for corporate development work until July 5, 2009 – see “Cash Flows, Liquidity and Capital Resources” section.

During the five months ended December 31, 2007, the Company incurred cash based general and administrative expenses of $277,287. This amount was for five months only and if prorated to twelve months, the cash-based general and administrative expenses would amount to $665,489. This prorate amount would be less than 2008’s amount because during 2008, the Company was more active in its corporate development activities advising shareholders and potential investors the activities and operations of the Company.

During the majority of fiscal ending July 31, 2007, the Company was a CPC with its principal business of completing a QT. Therefore, the Company capitalized the amounts directly related to the QT, amounting to $247,392. Excluding the $37,608 non-cash compensation for stock options granted and vested during the year, the Company had general and administrative expenses of $166,983 due to (a) $23,430 wages and benefit paid to two officers in June in association with work performed on the SG Property; (b) $48,438 filing fees for listing on the Exchange; (c) $29,859 professional fees for the legal and audit work of getting the Company listed on December 14, 2006; and (d) $20,371 office expense for 12 months of general and administrative costs.

The Company had interest income of $184,983 during the year ended December 31, 2008 (five months ended December 31, 2007 - $76,973; year ended July 31, 2007 - $19,819) by investing funds from private placements in guaranteed income certificates issued by a Canadian chartered bank. The Company also had a foreign exchange loss of $334,691 during the year-ended December 31, 2008, the majority of which related to the valuation of amounts owed to MQ as of December 31, 2008.

Due to the recent drop in commodity prices, the Company completed an impairment analysis as at December 31, 2008 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that no impairment charge was required because:

•

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant. They include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions. These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards.

•

there have been no significant changes in the legal factors or climate that affects the value of the SG Property;

•

all SG Property rights remain in good standing;

•

there have been no significant changes in the projections for the SG Property;

•

exploration results continue to be positive; and

•

the Company intends to continue its exploration and development plans on its property.

For the three months ended December 31, 2008 compared to the two months ended December 31, 2007

During the three months ended December 31, 2008, the Company incurred losses of $656,993 ($0.02 loss per share) compared to a net loss of $35,774 ($0.00 loss per share) for the two months ended December 31, 2007.

During the three months ended December 31, 2008, the Company incurred $457,650 in general and administrative expenses, of which $250,854 relates to non-cash stock-based compensation for options vested during the period and non-cash amortization of $2,001. Excluding the non-cash items, the Company’s general and administrative expenses amounted to $204,795, compared to the two months ended December 31, 2007’s $155,170, an increase of $49,625.

As a result of increased activity during fiscal 2008, the Company incurred office expense of $42,448 (two months ended December 31, 2007 - $26,963), professional fees of $80,286 (two months ended December 31, 2007 - $58,803), filing fees of $25,206 (two months ended December 31, 2007 - $21,135) and other day-to-day operating expenses. In addition, the Company spent more on corporate development of $25,206 (two months ended December 31, 2007 - $9,929) and shareholders communication of $43,812 (two months ended December 31, 2007 - $20,954), updating the shareholders and potential investors on the activities of the Company.

The Company had interest income of $35,746 during the three months ended December 31, 2008 (two months ended December 31, 2007 - $27,079) by investing funds from private placements in guaranteed income certificates issued by a Canadian chartered bank.

Cash Flows, Liquidity and Capital Resources

The Company’s working capital as at December 31, 2008 was $2,823,688 (December 31, 2007 - $6,543,518). Cash totaled $3,518,101 as at December 31, 2008, a decrease of $3,111,107 from $6,629,208 as at December 31, 2007.

The Company received a net of $1,528,219 from the exercise of agent’s and finder’s options, stock options and warrants and used $240,281 in its operating activities, including changes in working capital. In addition, the Company spent $4,371,595 on the SG and Bacanuchi mineral properties and $27,450 to purchase equipment.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates. On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MQ in shares and issued 153,295 common shares valued at $1.66 per share to MQ for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000. As at December 31, 2008, the second anniversary payment of US$500,000 payment was reported as a current liability on the Company’s balance sheet, with the residual obligation, not due with one year, classified as non-current. Subsequently, on March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to MetalQuest in shares and issued 637,700 common shares at $0.50 per share to MetalQuest for 50% of the current potion due. The remaining US$250,000 will be paid on July 5, 2009, in cash or common shares at the Company’s discretion.

The Company is committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2008 to July 5, 2009.

As of the date of this MD&A, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury will allow continuing exploration efforts and resource definition work throughout 2009. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

The following is a comparison of the actual expenditures made since the completion of the QT in early July 2007 to the planned expenditures outlined in the filing statement dated May 30, 2007.

	Estimated at the time of QT	Actual for 1 month ending Jul 31, 2007	Actual for 5 months ending Dec 31, 2007	Actual for 12 months ending Dec 31, 2008	Actual-to-date ending Dec 31, 2008
Costs to complete the QT and the private placements [1]	$ 620,000	$ 298,804	$ -	$ -	$ 298,804
Acquisition and exploration on the SG Property [2]	3,688,680	861,088	704,735	4,853,107	6,418,930
General and administrative expenses [3]	497,600	84,130	278,438	786,051	1,148,619
Additional acquisitions [4]	250,000	24,060	-	254,992	279,052
Payment due pursuant to the SG Property acquisition [5]	590,000	-	-	509,475	509,475
Unallocated	824,720	-	-	-	-
Total	$ 6,471,000	$1,268,082	$ 983,173	$ 6,403,625	$ 8,654,880

Notes:

1.

The costs in the filing statement included the commissions paid to the agent. $227,500 agent’s fee was paid in common shares and agent’s warrants instead of cash.

2.

Acquisition costs of the SG Property in the filing statement included US$650,000 payment to MQ ($712,245 was paid upon the closing of the QT) and option payments to Lopez-Limon for US$50,000 ($53,097 was paid in July 2007), US$75,000 ($79,650 was paid in December 2007) and US$75,000 was paid in June 2008.

During the five months ended December 31, 2007, the Company:

•

Entered into two option agreements to purchase several mineral claims in the SG Property by paying $47,790 in cash and issuing $20,000 in common shares. More option payments will be made in cash and in common shares during the next five years totaling US$1,105,000.

•

Purchased all the net smelter royalties by paying $87,500 cash. Subsequently, 50,000 common shares were issued at a value of $1.25 per share.

•

Completed a non-brokered private placement for gross proceed of $2,500,000. The proceeds are to be used for acquisition payments, general corporate purposes and drilling at the SG Property.

During the year ended December 31, 2008, the Company:

•

Purchased the San Enrique and Greta properties for US$450,000 by issuing 307,429 common shares at $1.44 per share.

•

Issued 50,000 common shares at a value of $1.25 per share to purchase the net smelter royalties.

•

Made the June and December 2008 option payments totaling of US$225,000 to Lopez-Limon.

•

Made the July 2008 US$50,000 option payment to Don Victor by paying US$25,000 in cash and issuing 17,837 common shares at $1.41 per share.

•

Began drilling in June of 2008.

•

Made the October 2008 option payment to Minera Lixivian by paying US$165,000 in cash and issuing 217,000 common shares at $1.11 per share.

3.

The general and administrative expenses in the filing statement are for a 12-month period. The actual amounts are cash-based expenses. During the 18-month period ending December 31, 2008, the general and administrative expenses exceeded the filing statement’s estimate as a result of more negotiations having taken place during the period, for example, acquiring the San Enrique and Greta properties as well as purchasing the net smelter royalties. The Company continues to monitor its cash flow to ensure its exploration efforts and general and administrative expenses are adjusted accordingly with the market conditions.

4.

The Company incurred $24,060 for the acquisition of Bacanuchi property during the month ended July 31, 2007 and added an additional $254,992 for option payment, geological, staking, office and other expenses during the year ended December 31, 2008. See point 2 above regarding other acquisitions.

5.

US$500,000 is due to MQ by July 2008. The Company exercised its rights to make the first anniversary payment in shares and issued 153,295 common shares at $1.66 per share to MQ in March 2008 for 50% of the portion due. The remaining US$250,000 was paid on July 5, 2008, by issuing 172,534 common shares at $1.48 per share.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at December 31, 2008, the Company’s share capital was $15,303,184 (December 31, 2007 - $12,252,817) representing 27,358,752 common shares issued and outstanding (December 31, 2007 – 24,343,507 common shares).

1,000,000 shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007. Under all three escrow agreements, 10% of the escrowed common shares will be released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 2,016,340 shares have been released as of December 31, 2008, leaving a balance of 3,024,510 shares held in escrow.

379,000 shares were placed in escrow in accordance with an escrow agreement dated July 5, 2007. Under this escrow agreement, 49% of these escrowed common shares will be released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 250,140 shares have been released as of December 31, 2008, leaving a balance of 128,860 shares held in escrow.

The total number of shares held in escrow at December 31, 2008 was 3,153,370.

Subsequently, 756,127 shares were released, leaving a total of 2,397,243 shares held in escrow.

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company. During the year ended December 31, 2008, 75,000 options were granted to a consultant to assist the Company in filing its form 20-F with the SEC at an exercise price of $1.60 per share, expiring on January 15, 2013; 620,000 options were granted to directors, officers and consultants at an exercise price of $1.40 per share, expiring on June 17, 2013; and 300,000 options were granted to a director and a consultant at an exercise price of $1.35 per share, expiring on September 5, 2013.

During the year ended December 31, 2008, 45,000 options at $0.50 per share were exercised. A fair value of $8,542 was recognized on those exercised options. Another 5,000 options at $0.50 cancelled. As at December 31, 2008, the Company had a total of 2,650,000 options outstanding, with exercise prices ranging from $0.20 to $1.60, expiring between December 14, 2011 and September 5, 2013.

During the year ended December 31, 2008, 1,652,150 warrants were exercised at prices ranging from $0.55 to $1.00. As at December 31, 2008, the Company had 1,250,000 warrants at $1.50 with an expiry date of June 21, 2009, 1,275 warrants at $0.55 with an expiry date of July 5, 2009 and 4,936,307 warrants at $1.00 with an expiry date of July 5, 2009 outstanding.

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement which releases the Bonus Shares over a one-year period.

As of the date of this MD&A, there were 28,178,517 common shares issued and outstanding and 39,016,099 common shares outstanding on a diluted basis.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the year ended December 31, 2008, the Company:

a)

incurred an expense of $7,000 (five months ended December 31, 2007 - $2,500; year ended July 31, 2007 - $4,000) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $135,000 (five months ended December 31, 2007 - $46,500; year ended July 31, 2007 - $6,500) for management and accounting services to a private company controlled by a director of the Company.

As at December 31, 2008, a total of $13,162 (December 31, 2007 - $16,718) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

Change in Accounting Policy

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(d)

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.  The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAE’s with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified.  Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

(a)

Impairment

Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

(b)

Mineral resources

At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

(c)

Business combinations

The effect of IFRS on the Company’s present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

(d)

Foreign currency

The adoption of IFRS will involve the identification of a functional currency.  At present, it appears that the Canadian dollar is the Company’s functional currency and the Mexico pesos is the subsidiaries’ functional currency.  Upon consolidation, the presentation currency will be that of the parent’s functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation.  In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

(e)

Income taxes

Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company’s audit committee are accounting professionals and have taken professional development courses relevant to IFRS conversion, and as such, do not need to be convinced or re-educated as to the specifics of IFRS conversion.  The Company’s staff, in conjunction with its CFO, have adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company.  The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2009 and 2010, in anticipation of the preparation of the January 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

Risk Factors

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2008. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

The internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.